UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-14303

AMERICAN AXLE & MANUFACTURING, INC. PERSONAL SAVINGS PLAN
FOR HOURLY-RATE ASSOCIATES
(Full title of the plan)

American Axle & Manufacturing Holdings, Inc.
1840 Holbrook Avenue, Detroit, MI 48212-3488
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

(313) 974-2000
(Registrant’s telephone number,
including area code)

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS:
Statements of Assets Available for Benefits as of December 31, 2002 and 2001
Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2002
Notes to Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002
SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EX-23 Consent of Deloitte & Touche LLP
EX-99.1 Certification of Patrick J. Paige
EX-99.2 Certification of Michael K. Simonte

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2002	3

Notes to Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002	4-7

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	8

EXHIBITS:

Exhibit 23 —	Consent of Deloitte & Touche LLP, Independent Auditors	11

Exhibit 99.1 —	Certification of Patrick J. Paige, Vice President, Human Resources and Chairman of the Benefits Committee Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	12

Exhibit 99.2 —	Certification of Michael K. Simonte, Treasurer and member of the Benefits Committee Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13

INDEPENDENT AUDITORS’ REPORT

American Axle & Manufacturing, Inc. Personal Savings Plan For Hourly-Rate Associates

We have audited the accompanying statements of assets available for benefits of American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates as of December 31, 2002 and 2001 and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Detroit, Michigan
June 16, 2003

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
Investments at fair value (Note 3):
Common stock — American Axle & Manufacturing Holdings, Inc.	$3,134,867	$667,133
Shares of registered investment companies	100,397,196	116,141,295
Collective trust fund	33,486,932	13,250,345
Participant loans	12,523,781	11,245,281

TOTAL ASSETS AVAILABLE FOR BENEFITS	$149,542,776	$141,304,054

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO ASSETS ATTRIBUTED TO:
Contributions — participants	$25,115,515
Investment income — interest	914,205
Assets transferred in from former plans of U.S. subsidiaries	5,683,860

Total additions	31,713,580
DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments (Note 3)	16,876,051
Benefits paid to participants	6,576,055
Administrative fees	22,752

Total deductions	23,474,858

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	8,238,722
ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	141,304,054

ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$149,542,776

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

1.	DESCRIPTION OF THE PLAN

General - The following description of the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete details of the Plan’s provisions. Copies of the summary plan description are available from the Company’s human resource department.

The Plan, established March 1, 1994, is a defined contribution plan covering substantially all employees of American Axle & Manufacturing, Inc. (the “Company”) who are members of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”) and the International Association of Machinists and Aerospace Workers (“IAM”). Effective June 3, 2002, Fidelity Investments (“Fidelity”) has been named as the trustee and custodian of the Plan and replaced Bank One and Putnam Fiduciary Trust Company (“Putnam”), respectively. The Plan was amended to include hourly employees of the Company’s U.S. subsidiaries and a new array of investment options was made available. The collective bargaining agreements which cover the above employees expire in 2004 and 2005. The Company may amend, modify, suspend or terminate the Plan to the extent not precluded by applicable agreements. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - The Plan provides for each participant to contribute from 1% to 40% (1% to 25% in 2001 and prior) of their eligible earnings. The contributions are made on a pre-tax or after-tax basis. Beginning in 2002, employees over age 50 may contribute an additional 1% to 40% as catch-up contributions. Certain limitations exist as defined in the Plan agreement as to maximum contribution amounts. Additionally, employees may transfer funds into the Plan from other qualified plans.

Vesting - Each participant is fully vested in the assets credited to their account, and no portion of such account shall be subject to forfeiture. Employee participation is voluntary.

Investment Options - Participants may direct investments to be split between any of the investment fund options available.

Participant Loans - The Plan allows participants to borrow against their account balances with repayment through payroll deductions. Loans can be from a minimum of $1,000 to a maximum of $50,000 or 50%, whichever is less, of the participant’s vested account balance.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

2.	SIGNIFICANT ACCOUNTING POLICIES

General - The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments - The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Participant loans are recorded at cost, which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the reported amounts of increases or decreases in assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan invests in various securities including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s assets available for benefits are listed below.

	2002		2001

Investments at fair value:
One Group Diversified Mid Cap Fund Class I	$		$23,149,210
One Group Institutional Prime Money Market Fund			12,801,145
Putnam New Opportunities Fund			15,244,925
Putnam International Growth Fund			9,161,950
Vanguard Institutional Index Fund			28,622,750
Putnam Vista Fund			8,419,504
Putnam Stable Value Fund			13,250,345
PIMCO Total Return Administrative Class		7,957,291
Fidelity Low-Priced Stock		40,533,573
Fidelity Diversified International		8,612,616
Fidelity Managed Income Portfolio II		33,486,932
Spartan U.S. Equity Index		31,671,791
Participant Loans		12,523,781	11,245,281

For the year ended December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2002

Common stock — American Axle & Manufacturing Holdings, Inc.	$264,214
Shares of registered investment companies	16,611,837

Net depreciation in value	$16,876,051

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan subject to the provisions of ERISA and any applicable agreements. In the event of Plan termination, each participant would have a nonforfeitable right to their total account balance as of the date of termination.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for accounting, legal, and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Certain investments held by the Plan at December 31, 2002 are managed by Fidelity, the trustee and custodian of the Plan. Further, certain other investments held by the Plan at December 31, 2001 were managed by Putnam, the custodian of the Plan, and Bank One, the trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. As of December 31, 2002 and 2001, the Plan held $141,109,849 and $100,494,430, respectively, in such investments.

6.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

* * * * * *

EIN 38-3138388
Plan 004

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

		Current
	Description of Investment	Value

	PIMCO Total Return Administrative Class	$7,957,291
	PIMCO High Yield Administrative Class	111,915
	Domini Social Equity	363,721
*	Common Stock—American Axle & Manufacturing Holdings, Inc.	3,134,867
*	Fidelity Low-Priced Stock	40,533,573
*	Fidelity Diversified International	8,612,616
*	Fidelity Freedom Income	1,104,283
*	Fidelity Freedom 2000	182,568
*	Fidelity Freedom 2010	359,123
*	Fidelity Freedom 2020	6,380,651
*	Fidelity Freedom 2030	2,909,539
*	Fidelity Managed Income Portfolio II	33,486,932
*	Spartan U.S. Equity Index	31,671,791
*	Fidelity Freedom 2040	210,125
*	Participant loans (interest rate range of 4.25% to 9.5%)	12,523,781

	Assets held at December 31, 2002	$149,542,776

* Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN AXLE & MANUFACTURING, INC. PERSONAL SAVINGS PLAN FOR THE HOURLY — RATE ASSOCIATES (Name of Plan)

June 26, 2003	By:	/s/ Michael K. Simonte

Michael K. Simonte
Member of the Benefits Committee and Treasurer of American Axle & Manufacturing Holdings, Inc.

Exhibit Index

Exhibit No.	Description

Exhibit 23	Consent of Deloitte & Touche LLP, Independent Auditors

Exhibit 99.1	Certification of Patrick J. Paige, Vice President, Human Resources and Chairman of the Benefits Committee Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2	Certification of Michael K. Simonte, Treasurer and member of the Benefits Committee Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002